UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd.
Ron Kolker
Senior Vice President, Chief Financial Officer
Italy House, Euro Park
Yakum 60972, Israel
+972-9-971-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey W. Tindell	David H. Schapiro
Skadden, Arps, Slate, Meagher & Flom LLP	Yigal Arnon & Co.
Four Times Square	1 Azrieli Center
New York, New York 10036	Tel-Aviv 67021
(212) 735-3000	Israel
+972-3-607-7856

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on July 10, 2008 by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (“Taro” or the “Company”), as previously amended by Amendment No. 1 thereto filed with the SEC on July 23, 2008. The Schedule 14D-9 relates to the tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the Company's ordinary shares, NIS 0.0001 nominal (par) value per share, for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Sun with the SEC on June 30, 2008, as amended.

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation; Item 8. Additional Information.

Item 4 and Item 8 of the Schedule 14D-9 are hereby amended and supplemented by adding thereto the following information:

On July 28, 2008, the Company issued a press release and mailed a letter to its shareholders reaffirming its recommendation to reject the Sun Offer.

A copy of the press release and the letter are filed as exhibits hereto and are incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(4)	Press release issued July 28, 2008
(a)(5)	Letter to shareholders, mailed July 28, 2008

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

TARO PHARMACEUTICAL INDUSTRIES LTD.
By: /s/ Ron Kolker
Name: Ron Kolker
Title: Senior Vice President, Chief Financial Officer.

Date: July 28, 2008

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(4)	Press release issued July 28, 2008
(a)(5)	Letter to shareholders, mailed July 28, 2008

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